THE ALGER FUNDS II
360 Park Avenue South
New York, New York 10010

April 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Chad Eskildsen

Re:          The Alger Funds II (File Nos.:  811-1743, 33-98102)

Ladies and Gentlemen:

On behalf of The Alger Funds II (the “Trust”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Trust’s Annual Report to Shareholders dated October 31, 2011 and Prospectus dated March 1, 2012.

Comments were provided by telephone to Michael Martins and me by Chad Eskildsen of the Staff on March 20, 2012.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.

1.                                       Staff Comment:  In the bar chart in its Annual Report and Prospectus, the Alger Dynamic Opportunities Fund (the “Fund”) compares its performance to a blended index of 50% S&P 500 Index and 50% 3-Month London Interbank Offered Rate.  The Staff requested that Alger Dynamic Opportunities Fund compare its performance to a broad based index.

Response:  According to Item 4(b)(2)(iii) of Form N-1A, “The table… should show the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) for the same periods.”  Instruction 5 to Item 27(b)(7) states:

For purposes of this Item, an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. Adjust the index to reflect the reinvestment of dividends on securities in the index, but do not reflect the expenses of the Fund.

Furthermore Instruction 6 to Item 27(b)(7) states:

A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index), so long as the comparison is not misleading.

When deciding what index to use, we had discussions with the Staff regarding the principal strategies the Fund would employ to achieve its investment objective, and an appropriate benchmark against which to measure its performance.  In a letter dated September 15, 2009, we explained that, “given [our] principal strategies, we expect that the Fund will have approximately equal exposure to equity and cash.  As a result, we believe the blended index would provide an appropriate measure of how well the Fund is meeting its investment goal.”

However, when the Fund’s summary prospectus and statutory prospectus are next revised, in order to satisfy the Staff’s request, we will also include the performance of the S&P 500 Index in isolation.

2.                                       Staff Comment:  Because the Fund’s portfolio turnover for the two fiscal periods was 430.05% and 438.65%, the Staff requested that the Trust consider including high portfolio turnover as a principal strategy and risk for Alger Dynamic Opportunities Fund.

Response:  Page 120 of the Trust’s statutory prospectus states that:

Each Fund’s portfolio manager(s) may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive. As a result of this disciplined investment process, each Fund may engage in active trading of portfolio securities. If a Fund does trade in this way, it may incur increased transaction costs and brokerage commissions, both of which can lower the actual return on an investment. Active trading may also increase short-term gains and losses, which may affect the taxes a shareholder has to pay.

The Trust does not consider high portfolio turnover a principal strategy.  As a result of the strategies listed as Principal Investment Strategies (taking long positions, selling securities short, managing volatility of the portfolio or individual securities through short sales, options, or other derivative instruments, and leverage), the Fund’s portfolio turnover has been high.  Therefore, the Trust will add the following language to the Principal Risks section of the Fund’s Prospectus the next time it is revised:

“Active trading of portfolio securities may result in a high degree of portfolio turnover.  Higher portfolio turnover rates could result in corresponding increases in transaction costs and brokerage commissions and could generate short-term capital gains taxable as ordinary income.”

3.                                       Staff Comment:  The Staff noted that Alger Spectra Fund and Alger Green Fund had significant holdings in the information technology sector at October 31, 2011.  The Alger Spectra Fund had holdings of 28.4% and the Alger Green Fund had holdings of 30.5%. The Staff asked the Trust to consider including disclosure regarding investments in information technology in the Principal Investment Strategies and Principal Risk sections of each Fund’s Prospectus.

Response:  On October 31, 2011, the Russell 3000 Growth Index benchmark weighting in the information technology sector was 28.4%.  Each of the Alger Spectra Fund and Alger Green Fund (the “Funds”) selects growth stocks that align with the principal strategies noted in its Prospectus.  While the Funds are not guided by benchmark weightings, they recognize that their performance will be measured against the benchmark.  The Funds are diversified funds, and sector allocations will vary based on Alger Management’s economic outlook.  Additionally, the components of the Russell 3000 Growth Index vary, and may not include large weightings in specific sectors in the future.

Neither of the Funds has a policy of concentration in the information technology industry, or an intention to focus investments in the information technology sector in the future.  Therefore, the Trust does not believe that it is necessary to make any changes to the Principal Investment Strategies or Principal Risk sections of either Prospectus.

Should members of the Staff have any questions or comments regarding this letter, they should call me at 212.806.8833 or e-mail me at lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Gary L. Granik, Esq.
Robert I. Jones, Esq.
Hal Liebes, Esq.
Michael D. Martins